

February 4, 2021

Jeff Stein, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center, 250 Greenwich Street
New York, New York 10007

> **Re:** **National Holdings Corporation**
> **Schedule 14D-9 filed by National Holdings Corporation**
> **Filed January 27, 2021**
> **File No. 005-51125**
>
> **Schedule 13E-3 filed by National Holdings Corporation, B. Riley Financial,**
> **Inc. and B. Riley Principal Merger Corp. III.**
> **Filed January 28, 2021**
> **File No. 005-51125**

Dear Mr. Stein:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule 14D-9

Background of the Offer and the Merger, page 12

1. We note the following disclosure on page 29: "During the course of the call with Mr. Mullen, Mr. Riley stated that he realized that he had missed a portion of one of Mr. Mullen's emails that could have resulted in an agreement regarding senior management's outstanding equity awards. Mr. Riley and Mr. Mullen, while on the phone, informally outlined a potential path to agreement regarding the treatment of such equity awards. After the call with Mr. Mullen, Mr. Riley sent an email to certain members of the National Board and management informing them of his discussion with Mr. Mullen and

stating that he now believed that he could reach an agreement with senior management regarding management's outstanding equity awards. Mr. Riley also called a representative of WilmerHale to explain the importance of the missed portion of the email to his willingness to pursue a transaction." Please provide additional disclosure regarding the content of the "missed portion" of the email.

2.   Please clearly identify the members of the Special Committee who were present for the January 6 meeting.

Opinion of the Special Committee's Financial Advisor, page 44

3.   We note the following disclosure on page 44: "For purposes of KBW's opinion, the 'Excluded Holders' referred to members of National's management who have entered into new employment agreements with National in connection with the Transactions, BRF, Purchaser and their respective affiliates." Please identify by name the specific members of National's management to whom the definition refers.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

Sincerely,

/s/ David M. Plattner

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions